SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period May 31, 2006 to June 23, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________________]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing presentation at CAPP 2006 Investment Symposium in Calgary.

2.	Press Release confirming cash distribution for July 15, 2006.

3.	Press Release announcing Annual and Special Meeting Webcast.

4.	Press Release announcing consolidation of trust unit capital.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
June 23, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST TO PRESENT AT CAPP 2006 INVESTMENT
SYMPOSIUM IN CALGARY
(Calgary June 12, 2006) /CCN Matthews/ — Pengrowth Energy Trust (Pengrowth) is pleased to announce that Larry B. Strong, Vice President Geosciences, will present at CAPP’s 18th Annual Oil and Gas Investment Symposium, Calgary, Alberta, Canada. Pengrowth’s presentation will take place on June 14, 2006 at 8:50 AM MDT (10:50 AM EST) and will be available online via a live webcast.
To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com or the following link:
http://events.onlinebroadcasting.com/capp/061206/index.php
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange ( PGF.B / PGF.A ) and the New York Stock Exchange ( PGH ). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow ( after expenses ), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.5 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST CONFIRMS CASH DISTRIBUTION FOR
JULY 15, 2006
(Calgary June 21, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today confirmed its July 15, 2006 cash distribution will be Cdn $0.25 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is June 28, 2006. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of June 30, 2006.
The distribution of Cdn $0.25 per trust unit is equivalent to approximately U.S. $0.23 per trust unit using a U.S./Canadian dollar exchange ratio of 1.1087. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of May, 2006. Cash distributions paid over the past 12 months now total Cdn $2.92 per trust unit or approximately U.S. $2.54 per trust unit.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST — ANNUAL AND SPECIAL MEETING WEBCAST
(Calgary June 23, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, will present a company overview following the Annual and Special Meeting of Unitholders. The meeting will be held on Friday, June 23, 2006 at 10:00 AM Mountain Daylight Time (MDT) in the Alberta Room, Fairmont Palliser, 133 – 9th Avenue SW, Calgary, Alberta. .
The presentation will begin at approximately 10:30 AM MDT following the formal portion of the meeting. To listen to and view this online event, please visit the Webcast and Multimedia Centre on Pengrowth’s website at www.pengrowth.com.
Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.B / PGF.A) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.5 years and a reserve base of 219.4 million barrels of oil equivalent. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE
Pengrowth Energy Trust Announces
Consolidation of Trust Unit Capital
(Calgary, June 23, 2006) — Pengrowth Corporation, Administrator of Pengrowth Energy Trust, today announced that the proposed consolidation of Pengrowth’s Class A trust units and Class B trust units into a single class of trust units (“Trust Units”) was approved by in excess of 98% of the votes tendered in person or by proxy at the special and annual meetings conducted on June 23, 2006. The consolidation will become effective as follows:
•	effective as of 5:00 p.m. (Calgary time) on June 27, 2006:
-	the restriction on the Class B trust units that they may only be held by residents of Canada will be eliminated; and
•	effective as of 5:00 p.m. (Calgary time) on July 27, 2006:
-	the Class A trust units will be delisted from the Toronto Stock Exchange (effective as of the close of markets);
-	the Class B trust units will be renamed as “Trust Units” and their trading symbol on the Toronto Stock Exchange will be changed to “PGF.UN”;
-	all of the issued and outstanding Class A trust units will be converted into Trust Units on the basis of one Trust Unit for each whole Class A Trust Unit previously held (with the exception of Class A trust units held by residents of Canada who have provided a residency declaration to Pengrowth’s Registrar and Transfer Agent, Computershare Trust Company of Canada); and
-	the Trust Units will be substitutionally listed in place of the Class A trust units on the New York Stock Exchange under the symbol “PGH” (subject to the approval of the NYSE).
The conversion of Class A trust units held by residents of Canada into Trust Units pursuant to the consolidation will constitute a taxable disposition. Holders of Class A trust units who are residents of Canada and do not wish to have their Class A trust units converted into Trust Units must deliver a completed “Election to Retain Class A Units and Declaration of Canadian Residency” to Computershare at the address specified therein no later than 5:00 p.m. (Calgary time) on July 25, 2006 in order to retain their Class A trust units. Holders of

Class A trust units who are considering filing the election are cautioned that following the consolidation, the Class A trust units will not be listed on any stock exchange and will not be transferable. Following the consolidation, for a holder to transfer their Class A trust units they must first convert such Class A trust units into Trust Units. The Class A trust units that remain following the consolidation may be converted into Trust Units at any time by providing a written conversion form to Computershare which will result in a taxable disposition for the holder at the time of conversion. Holders of Class A trust units will continue to receive all distributions paid by Pengrowth.
All Class A trust units for which an Election to Retain Class A Units and Declaration of Canadian Residency is not delivered to Computershare before 5:00 p.m. on July 25, 2006 will, without further act or formality, be automatically converted into Trust Units at 5:00 p.m. (Calgary time) on July 27, 2006. Holders of Class A trust units who wish to exchange the certificates representing their Class A trust units for certificates representing the “Trust Units” they are entitled to pursuant to the consolidation must complete a letter of transmittal and deliver it to Computershare at the address specified therein together with the certificates representing their Class A trust units.
The form of “Election to Retain Class A Units and Declaration of Canadian Residency” and the form of letter of transmittal will be mailed by Pengrowth to all registered Class A trust unitholders.
Beneficial holders of Class A trust units who wish to receive Trust Units are not required to take any action and will automatically receive the Trust Units to which they are entitled. Beneficial holders of Class A trust units who are residents of Canada and who wish to retain their Class A trust units rather than having them automatically converted to Trust Units should contact their broker or other intermediary.
PENGROWTH CORPORATION
James S. Kinnear, Chairman, President and
Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the timing and effects of the implementation of the consolidation.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in the Trust’s annual information form dated March 29, 2006.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.